Mail Stop 4561

May 24, 2007

Larry Powalisz
CEO
Legends Business Group, Inc.
1375 Semoran Boulevard
Casselberry, Florida 32707

Re: **Legends Business Group, Inc.**
Amendment No. 3 on Form SB-2
Filed on May 14, 2007
File No. 333-140666

Dear Mr. Powalisz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you filed a Form D on May 7, 2007. Please provide us with more details about this transaction, including the number of shares issued, the dates of issuance, the consideration received for the shares, and a list of purchasers. We may have further comments based on your response. Please also provide us with your analysis of the exemption relied upon for this issuance, the basis for such reliance and why it should not be integrated with this offering.

Executive Compensation, page 26

2. In response to comment 4, we note you included the number of shares issued to Mr. Powalisz in the stock awards column of the executive compensation table. Please revise the stock awards column to disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. Refer to Item 402(b)(2)(v) of Regulation S-B.

Financial Statements

3. Please continue to monitor the financial statement updating requirements set forth in Item 310(g) of Regulation S-B.

Note 2 – Going Concern, page F-12

4. Please revise your discussion to reflect your restated accumulated net loss.

Note 5 – Stockholders' equity, page F-13

5. We have reviewed your response to prior comment 5. In your next amendment, please revise to label the financial statements for the period from March 2, 2006 (Inception) to December 31, 2006 as restated. In addition, please revise your financial statements to include the disclosures required by paragraph 26 of SFAS 154.

Part II: Information Not Required in Prospectus

Issuance to Officers and Directors and Issuance to Consultants, page II-2

6. Please revise the heading to reflect "Recent Sales of Unregistered Securities" and to include all the information on all transactions required by Item 701 of Regulation S-B including the sales that were made to the selling stockholders and the recent transactions relating to the Form D filed May 7, 2007.

7. Please revise to reflect the restated value attributed to the consulting services.

Exhibit 5- Opinion on Legality

8. We note that your legal opinion relates to the proposed registration of 32,511,000 shares. However, you are registering 32,615,000 shares on this registration statement. Please have the legal opinion revised to reflect the total number of shares being registered in this offering.

Exhibit 23.1

9.   In all future amendments, please ensure that the date of the registration statement per your independent accountant's consent agrees to the date of the registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Amanda Jaffe, Accountant, at (202) 551-3473 or Robert Telewicz, Senior Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

                                        Sincerely,

                                        Elaine Wolff
                                        Legal Branch Chief

cc: Barbara Moran, Esq.